Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

CSS Industries, Inc.:

We consent to the use of our reports dated May 31, 2013, with respect to the consolidated balance sheet of CSS Industries, Inc. and subsidaries as of March 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income, cash flows and stockholders’ equity for each of the years in the three-year period ended March 31, 2013, and the related financial statement schedule, the effectiveness of internal control over financial reporting as of March 31, 2013, incorporated by reference herein and to the reference to our firm under the heading of “Experts” in the registration statement.

/s/ KPMG LLP

Philadelphia, Pennsylvania

August 1, 2013